FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	[Consolidated Results of Operations (US GAAP), second quarter, year ending March 2006]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: October 31, 2005

	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Consolidated Results of Operations (US GAAP) Second quarter, year ending March 2006 Nomura Holdings, Inc. October 2005

1. This document is produced by Nomura Holdings, Inc. ("Nomura" ). Copyright 2005 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the
United States. These forward- looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward- looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is unaudited.

Financial Highlights (p. 4)
Domestic Retail (p. 6)
Global Markets (p. 7)
Global Investment Banking (p. 8)
Global Merchant Banking (p. 9)
Asset Management (p. 10)
Non-interest expenses (p. 11)
Presentation
Outline
Net Income and ROE (p. 13)
Consolidated Revenue (p. 14)
Main Revenue Items (p. 15)
Adjustment of Consolidated Results and Segment Results (p. 16)
Revenue by Segment (p. 17)
Segment “Other” Income before Income Taxes (p. 19)
Consolidated Balance Sheet (p. 20)
Effect of Consolidation/Deconsolidation of Certain Private Equity
Investee Companies (p. 21)
Nomura Securities Client Assets (p. 23)
Domestic Retail Related Data (p. 24)
Global Merchant Banking Related Data (p. 28)
Asset Management Related Data (p. 29)
Second Quarter Achievements (p. 31)
League Tables (p. 32)
Market Share Data (p. 33)
VaR (p. 34)
Number of Employees (p. 35)
Appendix

Financial Highlights (1)
Operating Results
Net Revenue
Net Income/ROE (Annualized)
Income before Income Taxes
Segment
results
Effect of consolidation
/deconsolidation of certain private
equity investee companies
Unrealized gain (loss) on
investments in equity securities
held for relationship purposes
FY2006.3
1Q
FY2006.3
2Q
FY2006.3
1Q
FY2006.3
2Q
FY2006.3
1Q
FY2006.3
2Q
Net revenue rose 33% QoQ to 382.2 billion yen on revenue growth in Domestic Retail and a recovery in Global Markets revenue due to improved trading environment. Income before income taxes jumped
283% QoQ to 117.6 billion yen, the second highest level since quarterly reporting of financial results based on US GAAP started in fiscal year ended March 2002. ROE was 13.1%.
In business segment results, net revenue increased 28% QoQ to 219.8 billion yen, income before income taxes rose 118% to 81.5 billion yen. Unrealized gain on investments in equity securities held for relationship purposes was 31.3 billion yen.
171.4
219.8
126.3
-11.0
31.3
131.2
382.2
286.7
-50
0
50
100
150
200
250
300
350
400
(billions of yen)
81.5
4.3
-11.0
31.3
37.4
4.8
30.7
117.6
-15
0
15
30
45
60
75
90
105
120
(billions of yen)
60.9
8.3
1.8%
13.1%
0
10
20
30
40
50
60
70
0%
2%
4%
6%
8%
10%
12%
14%
16%
Net Income ROE (annualized)
(billions of yen)

84.8
101.4
49.8
77.7 12.8
20.5
-3.3
6.9
12.5
13.8
-0.5
14.8
171.4
219.8
-50
0
50
100
150
200
250
30.3
41.4
-0.7
31.5
2.2
9.1
4.7
-5.9
4.0
-9.2
3.3
8.2
81.5
37.4
-20
0
20
40
60
80
100
Financial Highlights (2)
Segment Results
Global Merchant Banking
Booked profit due to realized gains and unrealized gains/losses on private equity investments.
Asset Management
Newly launched funds and a rise in assets in funds offering frequent distributions increased total assets under management, driving net revenue and income before income taxes to second highest level since quarterly disclosure under US GAAP started in fiscal year ended
March 2002.
Other*
Equity in earnings of affiliates contributed, but not enough to offset net loss on trading related to economic hedging transactions.
*Breakdown of income before income taxes shown on p. 19
Domestic Retail
Strong distribution of investment trusts and an increase in stock brokerage commissions drove revenue and income before income taxes to highest level since quarterly disclosure under US GAAP started in fiscal year ended March 2002.
Global Markets
Income surged on recovery in Fixed Income revenue due to resurgent trading environment and expansion of Equity revenue.
Global Investment Banking
Revenue recovered due to an increase in equity financing. Ranked number one in Jan. – Sep. Equity & Equity-related, and M&A league tables.
Net Revenue Income before Income Taxes
FY2006.3
1Q
FY2006.3
2Q
FY2006.3
1Q
FY2006.3
2Q
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail

Net revenue up 20% QoQ to 101.4 billion yen, income before income taxes up 37% to 41.4 billion yen on strong distribution of investment trusts and an increase in stock brokerage commissions. Both results represent record levels since start of quarterly reporting based on US GAAP. Domestic Retail client assets* were 51.7 trillion yen, topping March 2007 target of 50 trillion yen ahead of schedule.
Stock brokerage commissions jumped 66% QoQ to 34.6 billion yen, spurred on by robust equities markets.
Investment trust commissions** of 20.9 billion yen due to strong distribution of newly launched funds and funds offering frequent distributions; second consecutive quarter in which new record booked since fiscal year ended March 2002.
Sales credit remained high at 24.7 billion yen on firm sales of foreign currency bonds and MTNs.
*Including regional financial institutions (p. 25) **Nomura Securities (p. 24)
Domestic Retail
Full Year Quarter
Net Revenue and Income Before Income Taxes
1Q 2Q
Commissions 97.5 104.1 155.2 174.0 45.2 61.0 35%
(Retail stock brokerage commissions) 61.7 48.2 92.1 103.0 20.8 34.6 66%
Sales credit 61.5 95.7 97.8 73.7 27.5 24.7 -10%
Fees from investment banking 14.0 15.0 26.1 24.5 3.4 6.1 79%
Investment trust administration fees and other
53.1 32.0 21.8 26.1 7.1 8.1 15%
Net interest revenue 3.0 2.4 4.9 6.1 1.7 1.5 -11%
Net revenue 229.1 249.3 305.8 304.4 84.8 101.4 20%
Non-interest expenses
208.6 213.6 226.2 223.2 54.5 60.0 10%
Income before income taxes 20.5 35.7 79.5 81.2 30.3 41.4 37%
QoQ
FY2006.3
FY2002.3 FY2003.3 FY2004.3 FY2005.3
30.3
41.4
101.4
84.8
20.5
35.7
79.5
81.2
229.1
249.3
305.8
304.4
0
50
100
150
200
250
300
350
Net interest revenue
Investment trust administration fees
and other
Fees from investment banking
Sales credit
Commissions
Income before income taxes
(billions of yen)

Net revenue gained 56% QoQ to 77.7 billion yen and income before income taxes grew to 31.5 billion yen on a rebound in Fixed Income revenue thanks to improved trading environment and increased
Equity revenue on stock-market rally.
Fixed Income revenue jumped 71% to 36.5 billion yen as market volatility recovered.
Equity revenue grew 46% to 34.4 billion yen due to a recovery in order flow and trading revenue from MPOs.
Key business areas continued gaining ground: Loan-related business handled 210 billion yen; total of eleven equity derivatives contracts.
Global Markets
*In April 2004, Fixed Income,
Equity and certain functions of
Investment Banking were
consolidated to create Global
Markets.
*Figures up to FY2004.3 are the
total of Fixed Income and Equity
and differ slightly in composition.
Net Revenue and Income before Income Taxes
Full Year
1Q 2Q
Fixed Income
90.8 154.0 174.0 119.8 21.3 36.5 71%
Equity
125.1 82.0 110.2 94.5 23.6 34.4 46%
Other
0.0 0.0 0.0 28.8 4.8 6.9 44%
Net revenue 215.8 236.0 284.1 243.1 49.8 77.7 56%
Non-interest expenses 133.2 142.4 163.3 182.9 50.5 46.2 -8%
Income before income taxes
82.6 93.6 120.8 60.2 -0.7 31.5 -
FY2006.3
QoQ FY2002.3 FY2003.3 FY2004.3 FY2005.3
82.6
93.6
120.8
60.2
215.8
236.0
284.1
243.1
-50
0
50
100
150
200
250
300
Other
Equity
Fixed Income
Income before
income taxes
-0.7
31.5
49.8
77.7
(billions of yen)
Quarter

1Q 2Q
Net revenue 88.3 69.1 70.9 75.4 12.8 20.5 60%
Non-interest expenses
57.4 56.4 53.7 46.2 10.6 11.3 7%
Income before income taxes
30.9 12.8 17.2 29.2 2.2 9.1 320%
FY2006.3
QoQ FY2002.3 FY2003.3 FY2004.3 FY2005.3
75.4
70.9
69.1
88.3
29.2
17.2
12.8
30.9
0
20
40
60
80
100
Net revenue
Income before
income taxes
12.8
20.5
2.2
9.1
(billions of yen)
Global Investment Banking
Net revenue increased 60% to 20.5 billion yen QoQ and income before income taxes climbed 320% to 9.1 billion yen on an increase in equity financing
Equity-related underwriting surged 438% to US$4.8 billion on a global offering by Central Japan Railway and J-REIT deals;
ranked number one in Equity and Equity-related league table* in 2005 (Jan. – Sep.).
Five MPO deals including Ebara and GMO Internet for total of 77.7 billion yen.
Served as financial adviser to Square Enix on acquisition of Taito; Number one in 2005 (Jan. – Sep.) M&A league table*
*See p. 32
*In April 2004, Fixed
Income, Equity and
certain functions of
Investment Banking were
consolidated to create
Global Markets.
Net Revenue and Income before Income Taxes
Full Year Quarter

Net Revenue and Income before Income Taxes
Full Year
Full Year
Quarter
Quarter
Global Merchant Banking
Net revenue of 6.9 billion yen, income before income taxes at 4.7 billion yen on realized gains and unrealized gains/losses on private equity investments.
1Q 2Q
Net revenue (lhs)
135.8 -6.6 10.7 7.3 -3.3 6.9 -
Non-interest expenses 58.0 8.6 10.2 10.4 2.6 2.2 -15%
Income before income taxes (rhs)
77.7 -15.3 0.5 -3.0 -5.9 4.7 -
FY2005.3
FY2006.3
QoQ
FY2002.3 FY2003.3 FY2004.3
7.3
10.7
-6.6
135.8
-15.3
-3.0
77.7
0.5
-20
0
20
(billions of yen)
Net revenue (lhs)
Income before income
taxes (rhs)
140
-3.3
6.9
-5.9
4.7
-20
-10
0
10
20
140

Asset Management
Increase in assets under management, due mainly to continued inflow of assets into funds offering frequent distributions, drove net revenue up 10% QoQ to 13.8 billion yen and income before income taxes up 20% to 4 billion yen. Total assets under management* of 20 trillion yen.
Funds offering frequent distributions and newly launched funds (as of end September: Nomura Global REIT Fund,
154.4 billion yen; Nomura HFR Fund, 67 billion yen) contributed to growth in assets under management.
Assets under management in funds for bank customers up 62% from June 30  to 212 billion yen.
Nomura Asset Management global balanced fund selected as one of the funds for distribution by Japan Post.
*See p. 29
Net Revenue and Income before Income Taxes
Full Year Full Year Quarter
1Q 2Q
Net revenue
47.2 37.1 36.0 43.5 12.5 13.8 10%
Non-interest expenses 37.0 33.9 37.0 36.1 9.2 9.9 7%
Income before income taxes 10.2 3.2 -1.0 7.4 3.3 4.0 20%
FY2006.3
QoQ FY2002.3 FY2003.3 FY2004.3 FY2005.3
43.5
36.0
37.1
47.2
10.2
3.2
-1.0
7.4
-10
0
10
20
30
40
50
60
(billions of yen)
Net revenue
Income before income
taxes
12.5
13.8
3.3
4.0

Non-interest Expenses (Business Segment Total)
Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation of certain private equity investee companies. See slides 16, 21, and 22 for more details.
Compensation and Benefits
Non-interest expenses (business segment total) of 138.3 billion yen, up 3% QoQ
Commissions and floor brokerage grew 56% to 8.6 billion yen on increased trading volume.
Business development expenses rose 23% to 7.7 billion yen due to higher advertising expenditure.
Full Year Quarter
3Q 4Q 1Q 2Q
FY2005.3 FY2006.3
FY2002.3 FY2003.3 FY2004.3 FY2005.3
163.0
102.9
114.4 113.7
146.2
141.2
142.4
151.1
244.1
256.9
264.7
309.2
0
50
100
150
200
250
300
350
(billions of  yen)
26.7
34.6
30.6
37.8
39.2
38.6
39.7
30.3
69.1
73.9
64.4
70.0
Fixed-type compensation and benefits
Variable-type compensation and benefits
504.0
521.4
0
100
200
300
400
500
600
Other
Business development
expenses
Occupancy and related
depreciation
Information processing and
communications
Commissions and floor
brokerage
Compensation and benefits
(billions of yen)
134.0
138.3
1Q 2Q
Compensation and benefits 256.9 264.7 69.1 70.0 1%
Commissions and floor brokerage
18.9 22.1 5.5 8.6 56%
Information processing and communications
79.9 80.9 20.5 20.5 0%
Occupancy and related depreciation 53.7 50.8 11.3 12.8 14%
Business development expenses 22.8 26.2 6.3 7.7 23%
Other 72.4 76.6 21.4 18.7 -13%
Total
504.0 521.4 134.0 138.3 3%
QoQ FY2004.3 FY2005.3
FY2006.3

12 Appendix

Net Income and ROE
Full Year
1Q-2Q
Cumulative
*Annualized
(billions of yen)
*
FY2006.3
1Q-2Q
Net income (lhs)
168.0 119.9 172.3 94.7 69.2
ROE (rhs)
11.1% 7.4% 10.1% 5.2% 7.4%
85.6 61.3 88.8 48.8 36.0
816.5 846.4 919.7 962.5 981.5
FY2005.3 FY2002.3 FY2003.3 FY2004.3
94.7
172.3
119.9
168.0
11.1%
5.2%
10.1%
7.4%
0
20
40
60
80
100
120
140
160
180
200
Net income (lhs)
ROE (rhs)
69.2
7.4
%
0.0%
5.0%
10.0%
15.0%
Net income per share (basic)
Shareholders' equity per share

FY2005.3 FY2006.3
1H 1H
1Q 2Q
Commissions 140.0 141.6 210.2 222.0 115.1
132.7 15%
55.2
77.5 41%
Fees from investment banking 75.3 81.8 87.0 92.3 47.8
38.8 -19%
14.7
24.1 64%
Asset management and portfolio service fees 110.0 79.3 66.2 78.5 38.0
44.9 18%
19.9
24.9 25%
Net gain on trading
162.2 172.3 229.0 201.7 76.6 114.6 50% 70.8 43.8 -38%
Gain (loss) on private equity investments
232.5 -14.4 13.1 7.7 -1.6 -0.2 - -2.5 2.2 -
Interest and dividends
500.5 368.7 343.3 401.4 183.0 317.4 73% 133.4 183.9 38%
Gain (loss) on investments in equity securities
-55.9 -41.3 55.9 15.3 -1.4 28.4 - -2.8 31.2 -
Private equity entities product sales -
6.2 17.6 75.1 33.2 250.3 653% 125.4 124.9 0%
Other*
660.8 13.4 23.6 32.3 13.3 21.2 60% 7.0 14.2 102%
1,825.4 807.7 1,045.9 1,126.2 504.1 948.0 88% 421.1 526.9 25%
504.0 241.4 242.8 327.0 133.4 279.0 109% 134.4 144.6 8%
1,321.4 566.3 803.1 799.2 370.8 669.0 80% 286.7 382.2 33%
1,148.4 518.9 520.4 594.4 282.1
520.7 85%
256.0
264.6 3%
173.0 47.4 282.7 204.8 88.7
148.3 67%
30.7
117.6 283%
168.0 119.9 172.3 94.7 44.0
69.2 57%
8.3
60.9 632%
FY2005.3
Revenue
FY2002.3 FY2003.3 FY2004.3
Net income
Non-interest expenses
Income before income taxes
Total revenue
Net revenue
FY2006.3
QoQ YoY
Interest expense
Consolidated Revenue
Full Year Quarter Half Year
(billions of yen)
*FY2002.3 includes 3.5 billion yen for equity in earnings (losses) of affiliates, 294.9 billion yen in product sales (PFG investee company), 177.1 billion yen in revenue from rental business (PFG investee company), and 116.3 billion yen gain from sale of PFG investee company.

Main Revenue Items
Commissions
Fees from
Investment
Banking
Asset
Management
and Portfolio
Service Fees
Net Gain on
Trading*
Full Year Half Year Quarter
(billions of yen)
*Includes net interest revenue
FY2005.3 FY2006.3
1H 1H
1Q 2Q
Stock brokerage commissions (Domestic Retail)
61.7 48.2 92.1 103.0 56.4 55.4 20.8 34.6 66%
Stock brokerage commissions (Other)
31.5 29.3 45.4 40.2 21.8 22.2 8.0 14.2 78%
Other brokerage commissions
4.3 7.6 12.2 13.0 6.0 5.0 2.8 2.2 -22%
Commissions for distribution of investment trusts
26.7 30.5 37.3 41.7 19.5 37.1 17.5 19.6 12%
Other
15.8 26.0 23.2 24.1 11.5 13.0 6.1 6.9 13%
Total
140.0 141.6 210.2 222.0 115.1 132.7 55.2 77.5 41%
Equity underwriting commissions
29.0 24.6 44.7 49.1 27.8 17.3 4.9 12.4 155%
Bond underwriting commissions
31.6 37.0 26.4 20.5 9.2 8.3 3.6 4.7 30%
M&A/Financial advisory fees
13.4 16.8 15.8 22.6 10.8 13.1 6.2 6.9 13%
Other
1.3 3.4 0.1 0.1 0.0 0.0 0.1 -0.1 -
Total
75.3 81.8 87.0 92.3 47.8 38.8 14.7 24.1 64%
Asset management fees
89.9 60.2 44.2 51.1 24.9 29.5 13.5 16.1 19%
Administration fees
10.2 10.0 12.1 16.1 7.6 9.3 3.4 5.9 73%
Custodial fees
9.8 9.1 9.9 11.3 5.5 6.0 3.1 2.9 -4%
Total
110.0 79.3 66.2 78.5 38.0 44.9 19.9 24.9 25%
Bonds and other
56.0 133.6 152.3 120.9 45.1 56.1 31.7 24.4 -23%
Equity
113.0 35.9 75.2 76.8 28.3 54.3 38.9 15.4 -60%
Gain on merchant banking trading
-6.8 2.8 1.5 4.0 3.2 4.2 0.2 4.0 2034%
Net interest revenue
-3.5 127.3 100.4 74.3 49.6 38.4 -1.0 39.3 -
Total
158.7 299.6 329.4 276.0 126.2 153.0 69.8 83.2 19%
QoQ
FY2006.3
FY2002.3 FY2003.3 FY2004.3 FY2005.3

(billions of yen)
Adjustment of Consolidated Results and Segment Results*
*Derived from reconciliation information to “Segment Information– Operating segment” section of Nomura Holdings’ consolidated financial highlights for the years ended March 2002, 2003, 2004, and 2005; “Financial Highlights– Three months ended June 2005”; and “Financial Highlights– Six months ended September 2005”.
Full Year Half Year Quarter
US GAPP
Unrealized gain (loss) on
investments in equity
securities held for
relationship purposes
Effects of consolidation
/deconsolidation of
certain private equity
investee companies
Segment results
FY2005.3 FY2006.3
1H 1H 1Q 2Q
Net revenue 1,321.4 566.3 803.1 799.2 370.8 669.0 80% 286.7 382.2 33%
Non-interest expenses 1,148.4 518.9 520.4 594.4 282.1 520.7 85% 256.0 264.6 3%
Income before income taxes 173.0 47.4 282.7 204.8 88.7 148.3 67% 30.7 117.6 283%
Net revenue -60.2 -43.0 54.7 8.4 -5.6 20.3 - -11.0 31.3 -
Non-interest expenses - - - - -
- -
-
- -
Income before income taxes -60.2 -43.0 54.7 8.4 -5.6 20.3 - -11.0 31.3 -
Net revenue 639.7 6.5 18.9 81.8 36.0
257.5 614%
126.3
131.2 4%
Non-interest expenses 485.1 5.3 16.4 73.0 31.0 248.4 702% 122.0 126.3 4%
Income before income taxes 154.6 1.2 2.4 8.9 5.1 9.1 80% 4.3 4.8 13%
Net revenue 741.8 602.8 729.5 709.0 340.3 391.2 15% 171.4 219.8 28%
Non-interest expenses 663.3 513.5 504.0 521.4 251.1
272.3 8%
134.0
138.3 3%
Income before income taxes 78.5 89.2 225.5 187.6 89.2 118.9 33% 37.4 81.5 118%
QoQ FY2005.3 FY2004.3
FY2006.3
FY2002.3 FY2003.3 YoY

Revenue by Segment
Domestic Retail
Global Investment
Banking
Global Merchant
Banking
Asset
Management
5 Segment Total
Other
Segment Total
Global Markets
Note:  In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.
(billions of yen)
FY2005.3 FY2006.3
1H 1H
Net revenue 229.1 249.3 305.8 304.4 151.7 186.2 23%
Non-interest expenses 208.6 213.6 226.2 223.2 108.2 114.5 6%
Income before income taxes 20.5 35.7 79.5 81.2 43.5 71.7 65%
Net revenue 215.8 236.0 284.1 243.1 116.7 127.5 9%
Non-interest expenses 133.2 142.4 163.3 182.9 82.7 96.7 17%
Income before income taxes 82.6 93.6 120.8 60.2 34.0 30.8 -9%
Net revenue 88.3 69.1 70.9 75.4 35.8 33.2 -7%
Non-interest expenses 57.4 56.4 53.7 46.2 22.1 22.0 -1%
Income before income taxes 30.9 12.8 17.2 29.2 13.7 11.3 -17%
Net revenue 135.8 -6.6 10.7 7.3 0.4 3.6 778%
Non-interest expenses 58.0 8.6 10.2 10.4 5.4 4.8 -12%
Income before income taxes 77.7 -15.3 0.5 -3.0 -5.0 -1.2 -
Net revenue 47.2 37.1 36.0 43.5 20.7 26.4 28%
Non-interest expenses 37.0 33.9 37.0 36.1 17.7 19.1 8%
Income before income taxes 10.2 3.2 -1.0 7.4 3.0 7.3 145%
Net revenue 716.2 584.8 707.5 673.8 325.3 377.0 16%
Non-interest expenses 494.3 454.9 490.4 498.8 236.2 257.1 9%
Income before income taxes 221.9 129.9 217.0 175.0 89.1 119.9 35%
Net revenue 25.6 18.0 22.1 35.2 15.0 14.3 -5%
Non-interest expenses 169.0 58.7 13.6 22.6 14.9 15.2 2%
Income before income taxes -143.4 -40.7 8.5 12.6 0.0 -1.0 -
Net revenue 741.8 602.8 729.5 709.0 340.3 391.2 15%
Non-interest expenses 663.3 513.5 504.0 521.4 251.1 272.3 8%
Income before income taxes 78.5 89.2 225.5 187.6 89.2 118.9 33%
YoY FY2002.3 FY2003.3 FY2004.3 FY2005.3

Revenue by Segment (Quarterly)
Domestic Retail
Global Investment
Banking
Global Merchant
Banking
Asset
Management
5 Segment Total
Other
Segment Total
Global Markets
Note:  In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
Net revenue
75.0 75.6 75.4 79.8 87.0 64.8 73.0 79.6 84.8 101.4 57% 20%
Non-interest expenses
54.2 56.9 55.3 59.8 53.3 54.9 55.0 60.0 54.5 60.0 9% 10%
Income before income taxes
20.8 18.7 20.1 20.0 33.7 9.8 18.0 19.6 30.3 41.4 321% 37%
Net revenue
82.6 87.1 41.6 72.8 71.8 44.9 56.6 69.8 49.8 77.7 73% 56%
Non-interest expenses
41.6 41.5 39.0 41.2 41.2 41.5 43.8 56.4 50.5 46.2 11% -9%
Income before income taxes
41.1 45.6 2.6 31.6 30.6 3.4 12.8 13.3 -0.7 31.5 835% -
Net revenue
12.9 20.6 18.0 19.4 12.9 22.9 20.2 19.4 12.8
20.5 -11% 60%
Non-interest expenses
12.1 13.5 13.4 14.7 10.7 11.5 10.7 13.4 10.6
11.3 -1% 7%
Income before income taxes
0.8 7.1 4.6 4.7 2.3 11.4 9.5 6.0 2.2
9.1 -20% 320%
Net revenue
-1.4 7.3 -2.3 7.1 2.8 -2.3 -3.5 10.4 -3.3 6.9 - -
Non-interest expenses
2.7 2.5 2.8 2.3 3.0 2.4 2.2 2.7 2.6 2.2 -10% -15%
Income before income taxes
-4.1 4.9 -5.1 4.8 -0.2 -4.8 -5.7 7.7 -5.9 4.7 - -
Net revenue
8.3 8.0 10.6 9.0 9.7 11.0 12.3 10.5 12.5
13.8 26% 10%
Non-interest expenses
8.2 10.5 8.1 10.2 8.9 8.8 8.9 9.5 9.2 9.9 12% 7%
Income before income taxes
0.1 -2.5 2.6 -1.2 0.8 2.2 3.4 1.0 3.3 4.0 81% 20%
Net revenue
177.4 198.6 143.3 188.2 184.1 141.2 158.8 189.7 156.6 220.3 56% 41%
Non-interest expenses
118.7 124.8 118.6 128.3 117.0 119.1 120.6 142.0 127.4 129.6 9% 2%
Income before income taxes
58.7 73.7 24.7 59.9 67.1 22.0 38.1 47.7 29.2 90.7 312% 211%
Net revenue
3.2 -1.7 1.4 19.2 0.1 14.9 8.6 11.7 14.8 -0.5 - -
Non-interest expenses
6.7 0.6 -0.3 6.5 7.7 7.3 2.9 4.8 6.6 8.7 19% 32%
Income before income taxes
-3.5 -2.3 1.7 12.7 -7.6 7.6 5.7 6.9 8.2 -9.2 - -
Net revenue
180.6 196.9 144.7 207.3 184.2 156.0 167.4 201.3 171.4
219.8 41% 28%
Non-interest expenses
125.5 125.5 118.3 134.7 124.7 126.4 123.5 146.8 134.0
138.3 9% 3%
Income before income taxes
55.1 71.4 26.4 72.6 59.5 29.6 43.9 54.6 37.4
81.5 175% 118%
QoQ
FY2004.3 FY2005.3 FY2006.3
YoY
(billions of yen)

19

Consolidated Balance Sheet
(billions of yen)
Mar. 31, 2005 Sep. 30, 2005 Mar. 31, 2005 Sep. 30, 2005
Cash and cash deposits 1,187
1,467
Short-term borrowings 517
861
Private equity entities short-term
borrowings
116 118
Loans and receivables
1,245 2,170
Payables and deposits
1,042 1,089
Collateralized financing
21,666 21,966
Collateralized agreements
14,389 16,749
Trading liabilities
5,332 5,893
Other liabilities
703
735
Trading assets and private
equity investments 15,601
13,620
Long-term borrowings 2,799
3,115
Private equity entities long-term
borrowings 445
423
Other assets 2,068
2,064
Total liabilities 32,620
34,201
Shareholders' equity
Total shareholders' equity 1,868
1,869
34,489 36,070
Total liabilities and shareholders' equity
34,489 36,070
Assets Liabilities
Total assets

Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (1)
Consolidated Balance Sheet
Assets
Total Assets
36,070
Excluding private equity investee companies
35,034
Private equity investee companies
1,036
Note: Private equity investee companies' major assets (billions of yen)
Land, buildings, equipment, and furniture and fixtures
433
Liabilities
Total liabilities
34,201
Excluding private equity investee companies
33,264
Private equity investee companies
937
Note: Private equity investee companies' major liabilities (billions of yen)
Short-term borrowings
118
Long-term borrowing
423
  As of September 30, 2005 (billions of yen)
As of September 30, 2005 (billions of yen)

(billions of yen)
Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (2)
Non-interest Expenses
Full Year Quarter Half Year
FY2005.3 FY2006.3
1H 1H 1Q 2Q
Compensation and benefits
259.3 275.0 130.1
176.3
87.1
89.1
Fixed-type compensation and benefits
144.3 159.6 76.7
106.9
54.2
52.7
Segment total
142.4 151.1 74.1 78.2 38.6 39.7
Private equity investee companies
1.9 8.5 2.7 28.6 15.6 13.0
Variable-type compensation and benefits
115.0 115.4 53.4 69.4 32.9 36.5
Segment total
114.4 113.6 52.3 60.9 30.6 30.3
Private equity investee companies
0.6 1.8 1.1 8.5 2.4 6.2
Commissions and floor brokerage
19.2 23.9 12.9 25.5 8.3 17.2
Segment total
18.9 22.1 12.0 14.0 5.5 8.6
Private equity investee companies
0.3 1.8 0.9 11.5 2.8 8.7
Information processing and communications
80.0 81.4 39.4
44.7
22.3
22.4
Segment total
79.9 80.9 39.3
41.0
20.5
20.5
Private equity investee companies
0.1 0.5 0.1
3.8
1.9
1.9
Occupancy and related depreciation
54.2 53.5 26.3
72.6
35.4
37.2
Segment total
53.7 50.8 25.5
24.1
11.3
12.8
Private equity investee companies
0.5 2.7 0.8 48.4 24.1 24.3
Business development expenses
23.1 28.2 13.2 21.8 13.1 8.7
Segment total
22.8 26.2 12.6 14.0 6.3 7.7
Private equity investee companies
0.3 2.0 0.6 7.8 6.8 1.0
Other
73.3 87.6 39.1 69.1 35.0 34.1
Segment total
72.4 76.6 35.4 40.1 21.4 18.7
Private equity investee companies
0.9 11.0 3.7 29.0 13.6 15.4
Private equity entities cost of goods sold
11.9 44.7 21.1
110.7
54.8
55.9
Total non-interest expenses
520.4 594.4 282.1
520.7
256.0
264.6
Segment total
504.0 521.4 251.1
272.3
134.0
138.3
Private equity investee companies
16.4 73.0 31.0
248.4
122.0
126.3
FY2006.3
FY2004.3 FY2005.3

Nomura Securities Client Assets
Mar. 31, 2002 Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005
Equities 25.1 21.6 35.9 40.0 41.9 48.9
Bonds 13.7 16.8 17.3 19.2 19.7 20.3
Stock investment trusts 2.7 2.4 3.3 3.9 4.3 4.9
Bond investment trusts 9.3 6.5 5.6 4.9 4.6 4.7
Overseas mutual funds 0.9 1.2 1.6 2.0 2.1 2.2
Other 0.0 0.0 0.0 0.0 0.0 0.0
Total 51.8 48.5 63.8 70.0 72.5 81.0
51.8
48.5
63.8
70.0
72.5
81.0
0
10
20
30
40
50
60
70
80
90
(trillions of yen)
Other
Overseas mutual
funds
Bond investment
trusts
Stock investment
trusts
Bonds
Equities

Domestic Retail Related Data (1)
*Nomura Securities
Full Year Quarter
1Q 2Q
Retail foreign currency bond sales (billions of yen) 1,354.0 2,284.7 1,990.0 1,154.4 304.8 340.7
Commissions for investment trusts distribution (billions of yen)* 28.2 34.9 46.9 49.9 19.5 20.9
Bond investment trusts commission 10.7 16.9 11.1 6.4 1.1 0.8
Stock investment trusts commission 15.4 11.6 21.5 31.6 14.8 16.9
Foreign investment trusts commission
2.1 6.4 14.2 11.9 3.7 3.2
Domestic distribution volume of investment trusts (trillions of yen) 22.3 11.9 13.7 14.2 3.9 4.7
Bond investment trusts 20.2 8.6 10.1 10.4 2.6 3.4
Stock investment trusts 1.3 1.3 1.6 2.3 0.9 1.0
Foreign investment trusts
0.9 2.1 2.1 1.4 0.4 0.3
Other (billions of yen)
Outstanding value of variable annuity insurance policies 7.7 166.6 261.6 446.4 504.3 550.4
1st - 2nd issue 3rd - 6th issue 7th - 10th issue 11th issue 12th issue
- 101.3 1,271.6 1,290.6 206.4 179.6
Sales of JGBs for individual investors
Domestic Retail
FY2006.3
FY2002.3 FY2003.3 FY2004.3 FY2005.3

*Domestic Retail client assets excluding regional financial institutions
**Includes CBs and warrants
***Includes variable annuity insurance
Domestic Retail Related Data (2)
Client Assets*
Domestic Retail Client Assets* and
Financial Management Division Client Assets
Retail Client Assets*
*Including regional financial institutions
*Sep. 30, 2005, client assets (left and right graphs) include assets in custody
(1.2trn yen) of Osaka and Nagoya Employees Services Departments
Mar. 31, 2002Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005Jun. 30, 2005 Sep. 30, 2005
Domestic Retail client assets*
33.6 31.5 40.8 45.6 46.5 51.7
Financial Management Division
10.9 8.4 12.9 14.6 15.0 17.7
Total
44.4 39.9 53.7 60.2 61.5 69.4
44.4
39.9
53.7
60.2
61.5
69.4
0
20
40
60
80
(trillions of yen)
0
20
40
60
80
Financial Management
Division
Domestic Retail client
assets*
Mar. 31, 2002Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005Jun. 30, 2005 Sep. 30, 2005
Equities
11.1 9.5 16.0 19.1 19.5 23.3
Foreign currency bonds
2.5 3.4 3.7 3.7 3.7 3.7
Domestic bonds**
4.2 5.0 6.1 7.5 7.7 7.9
Stock investment trusts
2.4 2.0 2.7 2.9 3.2 3.8
Bond investment trusts
8.1 5.9 5.0 4.3 4.1 4.2
Overseas mutual funds
0.8 1.0 1.4 1.8 1.9 2.0
Other***
0.0 0.2 0.3 0.5 0.6 0.6
Total
29.1 27.1 35.2 39.8 40.7 45.5
29.1
27.1
35.2
39.8
40.7
45.5
0
20
40
60
80
(trillions of yen)
Other***
Overseas mutual
funds
Bond investment
trusts
Stock investment
trusts
Domestic bonds**
Foreign currency
bonds
Equities

*Net Asset Inflow: Gap between inflow and outflow of assets
Domestic Retail Related Data (3)
Retail Net Asset Inflow*
1Q 2Q
FY2006.3
FY2002.3 FY2003.3 FY2004.3 FY2005.3
4,752.6
1,445.0
1,780.2
2,086.8
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
(billions of yen)
684.0
426.8
Full Year Quarter

Domestic Retail Related Data (4)
Number of Accounts
FY2002.3 FY2003.3 FY2004.3 FY2005.3 FY2005.6 FY2005.9
Nomura Home Trade (online trading accounts)
936 1,141 1,367 1,716 1,774 1,828
IT share*
No. of orders
35% 36% 45% 48% 52% 53%
Transaction value 16% 14% 22% 24% 25% 26%
Nomura Cash Management Service (accounts)
2,899 3,112 3,347 3,708 3,753 3,802
Equity holding accounts                1,215 1,302 1,369 1,668 1,679 1,674
New accounts (individual)*
268 238 260 426 81 80
*Total for period
(thousands of accounts)

Global Merchant Banking Related Data
Business Exposure
Mar. 31, 2002 Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005
265.7 265.7
291.2
325.5
318.1
16.1
19.2
66.0
104.0
109.7
322.3
110.8
281.8
284.9
357.2
429.5
427.8
433.1
0
100
200
300
400
500
(billions of yen)
NPF
Terra Firma

*Total assets under management of Nomura Asset Management, Nomura Corporate Research
and Asset Management, Nomura BlackRock Asset Management, Nomura Fund Research and
Technologies, MAINTRUST (Germany), and Nomura Fund Research and Technologies America.
Adjusted for duplication between group companies.
Note: Nomura Fund Research and Technologies America data as of end of August.
Asset Management Related Data (1)
Assets Under Management
Total Assets under
Management*
Total Assets under
Management*
Nomura Asset Management
Assets under Management
Nomura Asset Management
Assets under Management
Mar. 31, 2002 Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005
Public stock investment trusts
Public bond investment trusts
Privately placed investment trusts
Investment advisory
Total
Mar. 31, 2002 Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005
3.2 3.2 4.5 4.4 5.0 5.0
10.4 7.3 6.3 5.6 5.4 5.8
0.2 0.2 0.4 0.8 0.9 1.1
4.5 3.6 4.4 5.1 5.4 6.0
Domestic investment advisory
3.6 2.9 3.0 3.2 3.3 3.6
Overseas investment advisory
0.9 0.7 1.4 2.0 2.1 2.4
18.2 14.2 15.7 16.0 16.8 17.8
17.8
16.8
16.0
15.7
14.2
18.2
0
2
4
6
8
10
12
14
16
18
20
(trillions of yen)
Overseas investment
advisory
Domestic investment
advisory
Privately placed
investment trusts
Public bond investment
trusts
Public stock investment
trusts
20.0
18.8
17.8
17.6
15.9
19.7
0
5
10
15
20
25
(trillions of yen)

Assets Management Related Data (2)
Investment Trusts
Domestic Public
Investment Trust
Market and
Nomura Asset
Management
Market Share
AuM of Main
Frequent
Distribution
Funds
AuM of Funds for
Bank Customers
Asset Management Division
Nomura Asset Management
(trillions of yen)
Mar. 31, 2002 Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005
Stock investment trusts
3.2 3.2 4.5 4.4 5.0 5.0
Bond investment trusts
10.4 7.3 6.3 5.6 5.4 5.8
Public stock investment trusts, Nomura's share (%)
21% 19% 19% 15% 16% 15%
Public bond investment trusts, Nomura's share (%)
40% 40% 40% 42% 42% 41%
Stock investment trusts
15.3 16.3 23.3 28.9 32.0 34.8
Bond investment trusts
26.0 18.1 15.8 13.5 13.0 14.0
Source: Investment Trusts Association, Japan
(billions of yen)
Mar. 31, 2004 Jun. 30, 2004 Sep. 30, 2004 Dec. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005
Nomura US High Yield Bond Income 175 224 275 315 344 400 414
Nomura Fund Masters Global Bond 0 0 71 123 181 268 315
Global Attractive Dividend Stock Fund 0 0 0 123 199 211 206
Nomura US Loan Income 0 0 0 0 59 74 74
Japan Attractive Dividend Stock Fund 0 0 0 0 0 199 233
My Story Profit Distribution Type (6 Times/Year) 0 0 0 0 0 52 134
Nomura Global REIT Fund 0 0 0 0 0 0 154
Main frequent distribution funds total 175 224 346 561 782 1,204 1,530
Funds for bank customers 13 22 32 44 89 131 212
Market Total
Nomura Asset
Management

Second Quarter Achievements
Large International Bond Underwritings
US Federal Farm Credit Bank: USD1.5 billion (joint-lead manager)
Asian Development Bank: USD1 billion (joint-lead manager)
Oesterreichische Kontrollbank Aktiengesellschaft (OKB):     USD1 billion (joint-lead manager)
Foreign Currency Bond Offerings to Retail Investors
KfW: NZD1.43 billion
IDBRD: AUD900 million
New Businesses
Loan-related business:   210 billion yen (1Q: 74 billion yen)
Asset finance
Originated refinancing package for securitization of Seibu Department Ikebukuro store: 116.5 billion yen
Advised on buyout of German restaurant and provided acquisition financing
Equity derivatives
Signed 11 fund derivative contracts worth a total of 312 million euros
Global Markets
Major Deals
IPO Kenedix Realty Investment Corp.: 45.8 billion yen
PO Central Japan Railway: 477 billion yen; Toyota Boshoku: 39.8 billion yen
Nippon Building Fund: 57.7 billion yen; Orix JREIT 34.4 billion yen
CB Ablit: 8.5 billion yen
MPO Ebara 40 billion yen; GMO Internet 31 billion yen
M&A Square Enix tender offer for Taito shares: 44.9 billion yen
TDK’s acquisition of Invensys plc.'s Lambda Power Division: 26 billion yen
NTT DoCoMo share repurchase by tender offer: 280 billion yen
Global Investment Banking
Investment Trusts
AllianceBernstein Emerging Growth Stock Fund (launched Aug. 17, 2005; Aug. and Sep.)      177.7 billion yen
Domestic Retail

League Tables
Source: Thomson Financial
Proceeds
(USD m)
Mkt. Share
No. of
Issues
Proceeds
(USD m)
Mkt. Share
1 Nomura 8,111.4 28.3% 75 1 Nomura 77,670.5 51.9% 94
2 Nikko Citigroup 6,365.3 22.2% 49 2 Mitsubishi Tokyo Financial Group 52,469.3 35.1% 68
3 Daiwa Securities SMBC 3,780.1 13.2% 52 3 Merrill Lynch 50,087.7 33.5% 18
4 UBS 3,064.3 10.7% 7 4 Morgan Stanley 45,950.3 30.7% 15
5 Mizuho Financial Group 2,126.3 7.4% 25 5 JPMorgan 42,598.7 28.5% 6
6 Morgan Stanley 1,243.3 4.3% 3 6 Lazard 41,631.0 27.8% 4
7 Mitsubishi Tokyo Financial Group 819.2 2.9% 16 7 KPMG Corporate Finance 19,566.0 13.1% 40
8 Shinko Securities 591.3 2.1% 29 8 Credit Suisse First Boston 12,762.8 8.5% 8
9 Merrill Lynch 571.7 2.0% 4 9 UBS 10,798.7 7.2% 7
10 Goldman Sachs Group 557.1 1.9% 2 10 Goldman Sachs Group 10,111.6 6.8% 20
Proceeds
(JPY m)
Mkt. Share
Proceeds
(JPY m)
Mkt. Share
1 Nomura 502,443 23.2% 25 1 Nomura 1,108,315 22.0% 59
2 Nikko Citigroup 404,121 18.7% 40 2 Daiwa Securities SMBC 1,014,508 20.1% 52
3 Deutsche Bank 295,529 13.7% 25 3 Mizuho Securities 927,053 18.4% 54
4 Barclays Capital 146,320 6.8% 12 4 Mitsubishi Securities 716,564 14.2% 34
5 Merrill Lynch 142,830 6.6% 3 5 Nikko Citigroup 662,013 13.1% 38
6 Daiwa Securities SMBC 118,114 5.5% 10 6 Goldman Sachs 229,918 4.6% 16
7 UBS 108,526 5.0% 6 7 UFJ Tsubasa Securities 139,979 2.8% 9
8 Mizuho Financial Group 92,035 4.3% 6 8 Merrill Lynch Japan Securities 84,614 1.7% 6
9 Morgan Stanley 69,609 3.2% 4 9 Morgan Stanley 72,487 1.4% 6
10 JPMorgan 51,953 2.4% 9 10 Shinko Securities 27,500 0.6% 3
Global Equity & Equity-related (Japan)
Domestic Straight Bonds (excluding self-funding)
Announced deals, value base
Bookrunner
R
a
n
k
Jan. 1, 2005 - Sep. 30, 2005 Jan. 1, 2005 - Sep. 30, 2005
Global & Euro Yen Bonds
Adviser
Any Japanese Involvement Financial Advisers
R
a
n
k
Bookrunner
Jan. 1, 2005 - Sep. 30, 2005
R
a
n
k
R
a
n
k
Bookrunner
Jul. 1, 2005 - Sep. 30, 2005
No. of
Issues
No. of
Issues
No. of
Deals

Market Share Data
Full Year Quarter
Primary Market
Share Data
Secondary Market
Share Data
(trillions of yen)
1Q 2Q
Individual Equity Agency Transactions Share
Market 48.5 52.0 105.9 144.7 38.8 64.3
Nomura's share 15% 16% 10% 8% 7% 7%
Off-floor/Off-exchange Equity Trading Share
Off-floor market 32.4 33.2 31.9 33.2 8.8 11.4
Off-exchange 19.3 14.1 19.3 21.1 4.9 6.6
Nomura's share 19% 20% 16% 17% 18% 19%
JGB Auction Share
Market 56.1 68.1 74.4 80.1 19.8 22.2
Nomura's share 15% 15% 16% 18% 11% 10%
JGB Sales Share
Market 966 1,129 1,235 1,361 365 326
Nomura's share 15% 14% 16% 15% 13% 13%
FY2006.3
1Q-2Q
(accumulated)
Global Equity and Equity-related Japan
Nomura's share 31% 30% 30% 25%
34%
Japanese IPO
Nomura's share 41% 11% 27% 32% 14%
Japanese PO
Nomura's share 32% 50% 33% 25% 42%
Convertible Bonds
Nomura's share
9% 13% 28% 19% 17%
Global and Euro Yen Bonds
Nomura's share 29% 21% 31% 23% 31%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura's share 20% 26% 19% 17% 17%
Source: Thomson Financial
Value base
FY2005.3 FY2002.3 FY2003.3 FY2004.3
FY2005.3
FY2006.3
FY2002.3 FY2003.3 FY2004.3

Value at Risk (Consolidated)
Definition
99% confidence level
1-day time horizon for outstanding portfolio
Inter-product price fluctuations considered
From April 1, 2005 to September 30, 2005
Maximum: 7.1 billion yen
Minimum: 3.8 billion yen
Average: 5.4 billion yen
Equity 2.0 1.5 3.3 3.0 4.2 3.9
Interest Rate
2.3 2.3 2.0 2.8 3.3 3.1
Foreign Exchange 0.2 0.2 0.5 0.7 1.0 1.0
Sub-total
4.5 4.0 5.8 6.5 8.5 8.0
Diversification Benefit
-1.2 -0.9 -1.9 -2.4 -2.9 -2.7
VaR 3.3 3.1 3.9 4.1 5.5 5.3
End of quarter Jun. 05 Sep. 05 Mar. 02 Mar. 03 Mar. 04 Mar. 05
(billions of yen)

Number of Employees
*Excludes employees of private equity investee companies
End of quarter Mar. 2002 Mar. 2003 Mar. 2004 Mar. 2005 Jun. 2005 Sep. 2005
Japan (excluding FA, SA)
9,697 9,258 9,148 9,190 9,623 9,508
Japan (FA, SA)
2,177 1,986 1,915 1,875 1,984 1,930
Americas
1,381 1,389 1,403 1,535 1,524 1,535
Europe
827 797 866 1,026 1,069 1,038
Asia/Oceania
468 616 655 718 746 757
Total
14,550 14,046 13,987 14,344 14,946 14,768

36 Nomura Holdings, Inc. www.nomura.com